                                                                      EXHIBIT 43

  RENTAL SERVICE CORPORATION SENDS LETTER URGING STOCKHOLDERS TO OPPOSE UNITED
                 RENTALS' CONSENT SOLICITATION AND TENDER OFFER

               -- Sets May 3 Record Date For Stockholder Vote --

SCOTTSDALE, AZ, April 26, 1999 -- Rental Service Corporation (NYSE: RSV) ("RSC") announced today that it has mailed a letter to its stockholders that discusses the inadequacy and conditionality of United Rentals' offer and urges RSC stockholders to oppose the consent solicitation by United Rentals relating to the removal and replacement of the Directors of RSC and certain other matters. RSC also said it has set May 3 as the date as of which stockholders of record can vote on the solicitation.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 249 locations throughout the United States and Canada.

               [COMPLETE TEXT OF LETTER TO STOCKHOLDERS FOLLOWS]

Contacts:
Rental Service Corporation        Kekst and Company
Robert M. Wilson, 480/905-3300    Thomas Davies or David Kronfeld, 212/521-4800

  This press release does not constitute a solicitation of proxies with respect to the proposed merger of Rental Service Corporation and NationsRent, Inc. Any such solicitation by Rental Service Corporation will be made only by means of separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  Certain Information Concerning Participants

  Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC

(Martin R. Reid (Chairman of the Board and Chief Executive Officer), William
M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer: Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of March 31, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

  Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements. In addition, Merrill Lynch Capital Corporation ("MLCC"), along with three other lending institutions, has entered into a commitment letter with RSC and NationsRent, Inc. ("NationsRent") relating to financing activity in connection with the proposed merger of RSC and NationsRent pursuant to which MLCC may receive customary fees as well as reimbursement of reasonable out-of-pocket expenses.

  Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of April 16, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of April 20, 1999, Morgan Stanley held a net long position of 61,800 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.

                                                                  April 23, 1999

Dear Stockholder:

   On April 16, your Board of Directors sent you its written recommendation describing in detail why you should reject the unsolicited $22.75 per share tender offer for Rental Service Corporation launched on April 5 by United Rentals. Indeed, your Board determined that the United Rentals offer is inadequate and not in the best interests of RSC or its stockholders. The recommendation was contained in our Schedule 14D-9, which you are urged to review carefully.

   Now, you are facing another self-serving act by United Rentals: United Rentals is attempting to take over your company by replacing your entire Board of Directors with United Rentals' own hand-picked nominees. To do so, United Rentals will soon be sending you a blue consent card and asking you to sign it. Your Board urges you not to sign the blue card and not to return it.

Inadequacy of the United Rentals Offer

   Your Board determined that the United Rentals offer is inadequate because, among other things:

   . RSC has continued to achieve record financial performance, including strong first quarter results that exceeded all analysts' expectations.

   . RSC's prospects are strong: our internal forecasts call for a 30% compound annual growth rate of earnings per share over the next five years, which is almost one-third higher than analysts' estimates.

   .  Recent comparable acquisitions have been at considerably higher multiples:
      United Rentals' offer represents a discount of 42% - 47% to the equity valuations implied by the multiples paid in the two most recent comparable acquisition transactions.

   . United Rentals' offer represents a discount to RSC's historic trading prices and multiples and therefore contains no real premium.

   . RSC believes that an acquisition of RSC by United Rentals would be as much as three times more accretive to United Rentals' earnings per share than United Rentals has publicly acknowledged.

   Your Board believes that United Rentals is attempting to take advantage of the decline in RSC's trading price shortly before United Rentals made its offer, which we believe does not reflect your company's inherent value. We also believe a takeover by United Rentals would let United Rentals' shareholders capture the value of RSC that rightfully belongs to you.

   Accordingly, the RSC Board urges you not to tender your shares into the United Rentals offer and not to sign the blue card when you receive it.

You should also be aware of the following risks associated with United Rentals' latest attempt to take over your company by replacing RSC's Board:

   . Two-thirds of United Rentals' nominees are officers or directors of United Rentals. Your Board believes they would have significant conflicts of interest, given United Rentals' stated desire to acquire your company.

   . Even if United Rentals acknowledges this conflict of interest and tries to change its nominees, they will still be hand picked by United Rentals.

   . Any such board of directors would be in a position to take actions which would allow NationsRent to terminate the pending merger of RSC and NationsRent, which the current Board has recommended. In that case, a new board could cause RSC to enter into a merger agreement with United Rentals, at a price lower than that of the current United Rentals offer.

The Conditionality of the United Rentals Offer

   United Rentals' offer is subject to a number of significant conditions which could render the offer worthless to you, even if you elect United Rentals' nominees.

   These include:

   . The termination of the merger agreement with NationsRent, which your Board has approved and recommended to stockholders;

   . United Rentals' receipt of financing for the offer pursuant to a commitment letter that itself is subject to numerous conditions; and

   . The invalidation or termination of existing agreements with NationsRent as to the payment by RSC of certain termination fees to NationsRent and the cancellation of the stock option granted by RSC to NationsRent in connection with the proposed NationsRent transaction.

   Based on all the above factors, the RSC Board strongly recommends that you oppose the consent solicitation by United Rentals. We urge you not to sign the blue consent card sent to you by United Rentals.

   Furthermore, if you do inadvertently sign the blue card, please be advised that you will soon receive by mail from us a WHITE revocation card that you can use to revoke any previous consent you may have given to United Rentals. Once you receive it, we urge you to sign, date and mail the WHITE consent revocation card.

   Your investment in RSC is at stake. The current Board, which is composed primarily of independent directors, is in the best position to protect your interests as stockholders and the value of your investment in RSC.

   Do not be misguided by this latest tactic by United Rentals, and United Rentals' misleading statements, including their self-serving declarations of concern for your best interests. Remember, United Rentals is trying to buy your company at an inadequate price.

   If you have any questions or need any assistance in withdrawing your shares from the tender offer or revoking your consent, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect).

   Thank you.

                                  On Behalf of the Board of Directors

                                  Sincerely,


                                  John M. Sullivan,
                                  Chairman of the Executive Committee

                  Certain Information Concerning Participants

  Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC (Martin
R. Reid (Chairman of the Board and Chief Executive Officer), William M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer:
Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of March 31, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

  Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements. In addition, Merrill Lynch Capital Corporation ("MLCC"), along with three other lending institutions, has entered into a commitment letter with RSC and NationsRent, Inc. ("NationsRent") relating to financing activity in connection with the proposed merger of RSC and NationsRent pursuant to which MLCC may receive customary fees as well as reimbursement of reasonable out-of-pocket expenses.

  Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of April 16, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of April 20, 1999, Morgan Stanley held a net long position of 61,800 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.

  This letter does not constitute a solicitation of proxies with respect to the proposed merger of Rental Service Corporation and NationsRent, Inc. Any such solicitation by Rental Service Corporation will be made only by means of separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.